SECU 06007435 MMISSION

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
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| SEC FILE NUMBER |
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| 8 - 44118 |

RECEIVED MAR 01 2006 209 SEC PROCESSING SECTION WASH, D.C.

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 New York Avenue
(No. and Street)

Huntington (City) New York (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Oh (631) 757-1500
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED JUN 06 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Michael Taglich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

RICHARD C. OH
NOTARY PUBLIC State of New York
Qualified in ... County
Commission Expires March 29, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TAGLICH BROTHERS, INC.**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

# TAGLICH BROTHERS, INC.

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Taglich Brothers, Inc.

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2006

# TAGLICH BROTHERS, INC.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2005**

| | | |
|---|---|---|
| **ASSETS** | | |
| ***Cash and cash equivalents*** | $ | 132,128 |
| **Securities owned,** at market | | 663,243 |
| **Securities owned,** at fair value | | 78,600 |
| **Notes receivable** | | 223,420 |
| **Other receivables,** less allowance for doubtful accounts of $51,000 | | 67,350 |
| **Prepaid expenses and other assets** | | 21,905 |
| | $ | 1,186,646 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 225,508 |
| Due to clearing broker | | 63,359 |
| | | 288,867 |
| **Stockholders' equity** | | |
| Common stock, no par value, 200 shares authorized, 130 shares issued and 95 shares outstanding | | 200 |
| Additional paid-in capital | | 564,207 |
| Retained earnings | | 433,052 |
| Treasury stock, 35 shares held at cost | | (99,680) |
| Total stockholders' equity | | 897,779 |
| | $ | 1,186,646 |

*See accompanying notes to financial statements.*

## 1. Nature of business

Taglich Brothers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services.

## 2. Summary of significant accounting policies

*Cash Equivalents*

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Securities Owned*

Marketable equity securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Unrealized changes in market value are recognized in the period in which the change occurs. Securities owned consist primarily of equity securities and warrants.

*Other Receivables*

The Company carries its other receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its other receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

*Revenue Recognition*

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded in accordance with the terms of the investment banking agreements. Revenue from other fees and services are recorded when earned.

*Income Taxes*

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from corporate loss.

## 2. Summary of significant accounting policies (continued)

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $311,000, which was approximately $211,000 in excess of its minimum requirement of $100,000. The ratio of aggregate indebtedness to net capital was .93 to 1.

## 4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the amount due to clearing broker is pursuant to these clearance agreements.

## 5. Concentrations of credit risk

The Company maintains its cash balances in various interest bearing deposit accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company has not experienced any losses in such accounts for the year ended December 31, 2005.

## 6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 7. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

## 8. Related party transactions

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of approximately $198,000 were incurred during the year ended December 31, 2005.

## 9. Profit sharing plan

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

## 10. Temporary subordinated loans

In June 2005, the Company entered into two temporary subordinated loan agreements aggregating $4,500,000 with certain stockholders' of the Company which were in accordance with agreements approved by the NASD. The forty-five day loans were subsequently repaid with interest aggregating approximately $15,000 in August 2005.

## 11. Notes receivable

The Company entered into a $200,000 promissory note with an entity owned by an employee in August 2005 which provided for interest at a rate of 10% per annum. The note matured on October 10, 2005 and remains unpaid. The agreement provides for an increased rate of 15% for unpaid amounts effective December 31, 2005.

The Company has a second note receivable for $23,420 with interest at a rate of 3.5% which is due in March 2006. Upon collection of the note, the Company is obligated to pay a third party approximately $13,000 of these proceeds.